VOYAGEUR FUNDS, INC.

                                  SERVICE PLAN

                                       FOR

            VOYAGEUR FINANCIAL INSTITUTIONS SHORT DURATION PORTFOLIO
         VOYAGEUR FINANCIAL INSTITUTIONS INTERMEDIATE DURATION PORTFOLIO
                 VOYAGEUR FINANCIAL INSTITUTIONS CORE PORTFOLIO

                                 March 20, 1996


     WHEREAS, Voyageur Financial Institutions Short Duration Portfolio, Voyageur Financial Institutions Intermediate Duration Portfolio and Voyageur Financial Institutions Core Portfolio (the "Funds") engage in business as portfolios of an open-end management investment company, Voyageur Funds, Inc. (the "Company"), and the Company is registered as such under the Investment Company Act of 1940, as amended; and

     WHEREAS, the Company, on behalf of each Fund, desires to adopt a Service Plan and the Board of Directors of the Company has determined that there is a reasonable likelihood that adoption of this Service Plan will benefit each Fund and its shareholders.

     NOW, THEREFORE, the Company, on behalf of each Fund, hereby adopts this Service Plan (the "Plan") on the following terms and conditions:

     1. (a) The Company, on behalf of each Fund, is authorized to pay to Voyageur Fund Distributors, Inc. ("VFD") a service fee, calculated and payable monthly, at an annual rate of .05% of the average daily net asset value of each such Fund.

     (b) The monthly service fee is intended to compensate VFD for the ongoing servicing and/or maintenance of shareholder accounts. Compensation may be paid by VFD to persons, including employees of VFD and related organizations, and institutions who respond to inquiries of Fund shareholders regarding their ownership of shares or their accounts with the Funds or who provide other administrative or accounting services not otherwise required to be provided by the Company's investment adviser, sub-adviser, transfer agent or other agent of the Company.

     2. This Plan shall not take effect as to any Fund until the Plan, together with any related agreements, has been approved for such Fund by votes of a majority of both (a) the Board of Directors of the Company and (b) those Directors of the Company who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "non-interested Directors") cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

     3. After approval as set forth in paragraph 2, this Plan shall take effect. The Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

     4. The President, Vice President, Treasurer or any Assistant Treasurer of the Company shall provide the Board of Directors of the Company and the Board shall review, at least quarterly, a written report of services performed by and fees paid to VFD under this Plan.

     5. This Plan may be terminated for any Fund at any time by vote of the Directors of the Company, or by vote of a majority of the non-interested Directors.

     6. No material amendments to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

     7. While the Plan is in effect the selection and nomination of the non-interested Directors of the Company shall be committed to the discretion of the non-interested Directors.

     8. The Company shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of the Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.